UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2019 (Report No. 3)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

ADJOURNMENT OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On May 16, 2019, Safe-T Group Ltd. (“Safe-T”) convened its previously announced Extraordinary General Meeting of Shareholders (the “EGM”). However, the quorum of two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of Safe-T’s issued share capital (“Quorum”) required to conduct the EGM was not present. As provided in the proxy statement issued by the Company on April 11, 2019, the EGM has been adjourned to May 23, 2019. The adjourned EGM will be held at Safe-T’s offices, at 8 Aba Eban Blvd., Herzliya, Israel, at 3:30 p.m. Israel time. If Quorum is not present at the adjourned EGM within half an hour from the time scheduled for the adjourned EGM, any number of shareholders present personally or by proxy shall constitute a quorum.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Counsel

Date: May 16, 2019

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